Exhibit 21.1
SUBSIDIARIES OF CRA INTERNATIONAL, INC

Name of Organization	Jurisdiction
CRA International Limited	Canada
CRA International (UK) Limited	United Kingdom
CRA International (Netherlands) BV	Netherlands
CRA International (Germany) GmbH	Germany
CRA International (Saudi Arabia) LLC	Saudi Arabia
CRA Investigations LLC	Delaware
CRA International (Norway) AS	Norway
CRA International (Brasil) Ltda	Brazil
CRA International (Switzerland) GmbH	Switzerland